 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Qubein, Nido R (Last) (First) (Middle) P O Box 1250 (Street) Winston-Salem, NC 27102-1250 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol BB&T Corporation (BBT) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) January 03, 2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	01/03/2003	J | V	3.300 | A | $37.8700	102,959.262	D
Common Stock				13,040.000	I	By Spouse
Common Stock				7,547.355	I	By Spouse Custodian for Children

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Qubein, Nido R - January 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (right to buy)	$28.1100					Common Stock - 4,269		4,269	D
Stock Option (right to buy)	$28.1400					Common Stock - 586		586	D
Stock Option (right to buy)	$7.7640					Common Stock - 4,828		4,828	D
Stock Option (right to buy)	$7.3453					Common Stock - 2,858		2,858	D
Stock Option (right to buy)	$7.8172					Common Stock - 5,026		5,026	D
Stock Option (right to buy)	$6.9156					Common Stock - 2,688		2,688	D
Stock Option (right to buy)	$8.5200					Common Stock - 6,724		6,724	D
Stock Option (right to buy)	$11.0350					Common Stock - 5,714		5,714	D
Stock Option (right to buy)	$15.9383					Common Stock - 5,834		5,834	D
Stock Option (right to buy)	$22.6024					Common Stock - 596		596	D
Stock Option (right to buy)	$24.7773					Common Stock - 3,450		3,450	D
Stock Option (right to buy)	$28.8719					Common Stock - 727		727	D
Stock Option (right to buy)	$26.7641					Common Stock - 3,362		3,362	D
Stock Option (right to buy)	$23.2375					Common Stock - 903		903	D
Stock Option (right to buy)	$20.7438					Common Stock - 5,350		5,350	D
Stock Option (right to buy)	$25.5031					Common Stock - 941		941	D
Stock Option (right to buy)	$27.0630					Common Stock - 4,101		4,101	D
Stock Option (right to buy)	$26.2400					Common Stock - 685		685	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Parris N. Adams, Attorney-in-fact ________________________________ __________________ ** Signature of Reporting Person Date Nido R. Qubein Page 2 SEC 1474 (3-99)